SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

STREAM COMMUNICATIONS NETWORK & MEDIA INC.
(Name of Issuer)
COMMON SHARES AND OPTIONS
(Title of Class of Securities)
86323N
(CUSIP Number)
June 13, 2006 and July 5, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No.

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jan Rynkiewicz
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,866,595 common shares(1)
	6	SHARED VOTING POWER
11,866,595 common shares, 786,667 warrants, 200,000 options (1)
	7	SOLE DISPOSITIVE POWER
15,552 common shares(1)
	8	SHARED DISPOSITIVE POWER
11,866,595 common shares, 786,667 warrants, 200,000 options (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,866,595 common shares, 786,667 warrants, 200,000 options (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.76% (based on 65,048,081 common shares of the Issuer issued and outstanding as of June 26, 2006 and assuming the exercise of the 786,667 warrants and 200,000 options)(1)
12		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

On June 13, 2006, Mr. Rynkiewicz acquired beneficial ownership of 2,284,264 common shares having a deemed price of USD$0.19 per share as consideration for providing a standby guarantee and on July 5, 2006 Mr. Rynkiewicz was granted 200,000 incentive stock options having an exercise price of USD$0.60 and a term of five years in his capacity as director. These securities represent 3.82% of the issued and outstanding securities in the capital of the Company assuming the exercise of the options.

ITEM 1.

(a)

The name of the issuer is Stream Communications Network & Media Inc., a British Columbian corporation (the "Issuer").

(b)

The principal executive office of the Issuer is:

Suite 1020, 400 Burrard Street
Vancouver, BC V6C 3A6

ITEM 2.

(a)

This Statement is filed by Jan Rynkiewicz (“Rynkiewicz” or the “Reporting Person”).

(b)

The address of Rynkiewicz is 23, Ross Close, Lincoln, LN24WQ, UK

(c)

Mr. Rynkiewicz is a citizen of the United Kingdom.

(d)

The title of the class of securities is common shares.

(e)

The Issuer’s CUSIP number is 86323N

ITEM 3.

Not applicable:

ITEM 4.

(a)

On June 13, 2006 Jan Rynkiewicz acquired beneficial ownership of 2,284,264 common shares of Stream Communications Network & Media Inc. (“Stream”) at a deemed price of USD$0.19 per share.

On July 5, 2006 Jan Rynkiewicz was granted 200,000 stock options of Stream having an exercise price of USD$0.60, and a term of 5 years.

Beneficial ownership is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(b)

Following the acquisition of the shares and the options, Rynkiewicz owns or controls 12,853,262 securities representing 19.76% of the then issued and outstanding shares of Stream assuming the exercise of the options and warrants held by Rynkiewicz

(c)

Jan Rynkiewicz has the sole direct power to vote and direct the disposition of 15,552 shares held in his name

Jan Rynkiewicz has the shared power to vote and direct the disposition of:

•

3,557,045 shares held indirectly through Aronville Management Ltd.,

•

276,189 shares held indirectly through CHL Ltd.,

•

5,653,333 shares held indirectly through H & L Foundation, and

•

2,364,476 shares held indirectly through Trasco Ltd. (which includes

•

2,284,264 shares received on June 13th 2006 for the Stanby Guarantee)

ITEM 5.

Not applicable

ITEM 6.

Not applicable

ITEM 7.

Not applicable

ITEM 8.

Not applicable

ITEM 9.

Not applicable

ITEM 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2006

“Jan Rynkiewicz”

_________________________

Jan Rynkiewicz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).